

January 28, 2013

Via E-Mail:
Mr. Dana Perry
Chief Financial Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, Texas 76107

> **Re: AZZ incorporated**
> **Form 10-K for the fiscal year ended February 29, 2012**
> **Filed May 10, 2012**
> **Form 10-Q for the quarterly period ended November 30, 2012**
> **Filed January 9, 2013**
> **File No. 001-12777**

Dear Mr. Perry

        We have reviewed your response letter dated January 14, 2013 and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Form 10-K for the Fiscal Year Ended February 29, 2012
Segment Operating Income, pages 18 and 20

Form 10-Q for the quarterly period ended November 30, 2012
Segment Operating Income, page 16

1. We note your response to comment one. Your disclosure under Items 7 and 2 of the Form 10-K and Form 10-Q, respectively, refers to your rationale for using "*operating income by segment*," which you also presented in the segment footnote pursuant to ASC 280. Our prior comment refers to *total* segment operating income, or the sum of all segment operating income (as opposed to operating income *by segment*), which would be deemed a non-GAAP measure if presented outside the segment footnote. In future filings, when discussing total segment operating income in the MD&A, please refer to it as a non-GAAP measure and provide the related non-GAAP disclosures, including its reconciliation to the most comparable GAAP measure (Total Income before Income Taxes as reported in the consolidated financial statements). Refer to Item 10 of Regulation S-K and Question 104.04 of the CD&Is at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director